Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE SECOND QUARTER ENDED
JANUARY 28, 2023

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – March 7, 2023 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the second quarter ended January 28, 2023.

Second Quarter Highlights
•Net income of $12.3 million, an increase of 22% compared to net income of $10.1 million in the second quarter of the prior year
•Sales increased 4.9% and same store sales increased 3.2%
•Same store digital sales increased 0.5%
1st Half of Fiscal 2023 Highlights
•Net income of $23.4 million, an increase of 34% compared to $17.5 million in the first half of fiscal 2022
•Sales increased 5.0% and same store sales increased 3.7%
•Same store digital sales increased 2.5%

Second Quarter of Fiscal 2023 Results
Sales were $563.9 million in the 13 weeks ended January 28, 2023 compared to $537.4 million in the 13 weeks ended January 29, 2022. Sales increased due to an increase in same store sales of 3.2%, the opening of a Gourmet Garage in the West Village in Manhattan, NY on April 29, 2022 and increased sales due to the remodel and conversion of the Pelham, NY Fairway to the ShopRite banner on August 15, 2022. Same store sales increased due primarily to retail price inflation. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales decreased to 27.47% in the 13 weeks ended January 28, 2023 compared to 27.84% in the 13 weeks ended January 29, 2022 due primarily to decreased departmental gross margin percentages (.18%), increased warehouse assessment charges from Wakefern (.11%), higher promotional spending (.11%) and increased LIFO charges (.08%) partially offset by a favorable change in product mix (.04%) and increased patronage dividends and rebates received from Wakefern (.07%).
Operating and administrative expense as a percentage of sales decreased to 23.07% in the 13 weeks ended January 28, 2023 compared to 23.54% in the 13 weeks ended January 29, 2022 due primarily to lower labor costs and fringe benefits (.41%) and decreased supply spending (.13%). Labor costs and fringe benefits decreased due primarily to sales leverage and ongoing productivity initiatives partially offset by minimum wage and market-driven pay rate increases.
Depreciation and amortization expense increased in the 13 weeks ended January 28, 2023 compared to the 13 weeks ended January 29, 2022 due primarily to capital expenditures.
Interest expense increased in the 13 weeks ended January 28, 2023 compared to the 13 weeks ended January 29, 2022 due primarily to higher average outstanding debt balances.
Interest income increased in the 13 weeks ended January 28, 2023 compared to the 13 weeks ended January 29, 2022 due primarily to higher interest rates and larger amounts invested in variable rate notes receivable from Wakefern and demand deposits at Wakefern.
The effective income tax rate was 30.9% in the 13 weeks ended January 28, 2023 compared to 30.7% in the 13 weeks ended January 29, 2022. The increase in the effective income tax rate is due primarily to greater apportionment in higher state tax rate jurisdictions.
1st Half of Fiscal 2023 Results
Sales were $1,083.6 million in the 26 weeks ended January 28, 2023 compared to $1,031.6 million in the 26 weeks ended January 29, 2022. Sales increased due to an increase in same store sales of 3.7%, the opening of a Gourmet Garage in the West

Exhibit 99.1

Village in Manhattan, NY on April 29, 2022 and increased sales due to the remodel and conversion of the Pelham, NY Fairway to the ShopRite banner on August 15, 2022. Same store sales increased due primarily to retail price inflation.
Gross profit as a percentage of sales decreased to 28.07% in the 26 weeks ended January 28, 2023 compared to 28.09% in the 26 weeks ended January 29, 2022 due primarily to increased LIFO charges (.12%), higher promotional spending (.03%) and decreased patronage dividends and rebates received from Wakefern (.01%) partially offset by increased departmental gross margin percentages (.04%), a favorable change in product mix (.06%) and decreased warehouse assessment charges from Wakefern (.04%).
Operating and administrative expense as a percentage of sales decreased to 23.60% in the 26 weeks ended January 28, 2023 compared to 24.02% in the 26 weeks ended January 29, 2022 due primarily to lower labor costs and fringe benefits (.30%) and decreased supply spending (.14%). Labor costs and fringe benefits decreased due primarily to sales leverage and ongoing productivity initiatives partially offset by minimum wage and market-driven pay rate increases.
Depreciation and amortization expense increased in the 26 weeks ended January 28, 2023 compared to the 26 weeks ended January 29, 2022 due primarily to capital expenditures.
Interest expense increased in the 26 weeks ended January 28, 2023 compared to the 26 weeks ended January 29, 2022 due primarily to higher average outstanding debt balances.
Interest income increased in the 26 weeks ended January 28, 2023 compared to the 26 weeks ended January 29, 2022 due primarily to higher interest rates and larger amounts invested in variable rate notes receivable from Wakefern and demand deposits at Wakefern.
The effective income tax rate was 30.9% in the 26 weeks ended January 28, 2023 compared to 30.7% in the 26 weeks ended January 29, 2022. The increase in the effective income tax rate is due primarily to greater apportionment in higher state tax rate jurisdictions.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and four Gourmet Garage specialty markets in New York City.

Forward Looking Statements

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: risks and uncertainties related to the COVID-19 pandemic, including among others, the duration and severity of the pandemic, shifts in customers buying patterns, disruptions to supply chains, inability of the workforce to work due to illness, quarantine or government mandates, including travel restrictions and stay at home orders, the effectiveness and duration of COVID-19 stimulus packages; general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; risks, uncertainties and challenges associated with the Fairway acquisition, including under-performance relative to our expectations, additional capital requirements, unforeseen expenses or delays, imprecise assumptions or our inability to achieve projected cost savings or other synergies, competitive factors in the marketplace and difficulties integrating the business, including merging company cultures, cultivating brand strategy, expansion of food production and conforming the acquired company's technology, standards, processes, procedures and controls; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expenses as management believes these supplemental measures are useful to investors and analysts. These non-GAAP financial measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP, nor as an alternative to net income, operating and administrative expense or any other GAAP measure of performance. Adjusted net income and Adjusted operating and administrative expense are useful to investors because they provide supplemental measures that exclude the financial impact of certain items that affect period-to-period comparability. Management and the Board of Directors use these measures as they provide greater transparency in assessing ongoing operating performance on a

Exhibit 99.1

period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by such differences. The Company's presentation of Non-GAAP Measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		26 Weeks Ended
	January 28, 2023	January 29, 2022	January 28, 2023	January 29, 2022

Sales	$563,866	$537,408	$1,083,555	$1,031,619

Cost of sales	408,987	387,797	779,391	741,829

Gross profit	154,879	149,611	304,164	289,790

Operating and administrative expense	130,103	126,487	255,665	247,770

Depreciation and amortization	8,659	8,460	17,205	16,795

Operating income	16,117	14,664	31,294	25,225

Interest expense	(966)	(963)	(2,052)	(1,932)

Interest income	2,679	905	4,647	1,881

Income before income taxes	17,830	14,606	33,889	25,174

Income taxes	5,508	4,477	10,484	7,717

Net income	$12,322	$10,129	$23,405	$17,457

per share:
Class A common stock:
Basic	$0.95	$0.78	$1.80	$1.34
Diluted	$0.85	$0.69	$1.61	$1.20

Class B common stock:
Basic	$0.62	$0.50	$1.17	$0.87
Diluted	$0.62	$0.50	$1.17	$0.87

Gross profit as a % of sales	27.47%	27.84%	28.07%	28.09%
Operating and administrative expense as a % of sales	23.07%	23.54%	23.60%	24.02%

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